Mail Stop 3561

								            March 17, 2006

Mr. Michael H. McLamb
Chief Financial Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

		RE:	MarineMax, Inc.
			Form 10-K for Fiscal Year Ended September 30, 2005
			Filed December 12, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
			File No. 1-14173

Dear Mr. McLamb:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended September 30, 2005

Item 9A.  Controls and Procedures, page 50

1. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule
13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company`s (including its consolidated subsidiaries) periodic SEC filings." Please revise your disclosure in future filings to also state, if true, that the same officers concluded the controls and procedures were effective in
"ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

2. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify any changes, not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of
Regulation S-K as well as paragraph 4(d) of Exhibits 31.1 and 31.2.

Form 10-Q for Fiscal Quarter Ended December 31, 2005

Item 4. Controls and Procedures, page 20

3. We note your disclosure that the principal executive officer and principal financial officer have concluded that "subject to the limitations noted herein, [your] Disclosure Controls, as described in this Item 4, are effective in timely alerting them to material information required to be included in [your] periodic SEC reports."
It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations.
Moreover,
it is unclear as to which limitations you are referring. Please amend the quarterly report to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures.

Form 8-K Filed January 26, 2006

4. In future filings, please revise to disclose for each non-GAAP measure presented the substantive reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to the Instructions to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. Show us how the revised disclosures will read. We are particularly interested to understand why you believe the measures net income and diluted net income per common share, adjusted to exclude stock-based compensation charges, provide useful information to investors, given that stock-based compensation represents a true cost of running your business and given that this expense is a continuing recurring type expense now that you have adopted SFAS 123R.


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. Michael H. McLamb
MarineMax, Inc.
March 17, 2006
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